

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2011

Richard Kelley
Vice President – Finance
The Hallwood Group Incorporated
3710 Rawlins, Suite 1500
Dallas, Texas 75219

> **Re: The Hallwood Group Incorporated**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **Amendment No. 1 to Form 10-K for**
> **Fiscal Year Ended December 31, 2009**
> **Filed April 8, 2010**
> **Form 10-Qs for Fiscal Quarters Ended**
> **March 31, 2010, June 30, 2010 and September 30, 2010**
> **Filed May 14, 2010, August 13, 2010 and November 12, 2010, respectively**
> **File No. 001-08303**

Dear Mr. Kelley:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

/s/ H. Christopher Owings

H. Christopher Owings
Assistant Director